H World Group Limited

No. 1299 Fenghua Road

Jiading District, Shanghai 201803

The People’s Republic of China

October 25, 2023

VIA EDGAR

Jennifer Gowetski

Andrew Mew

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	H World Group Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022 (“FY 2022 20-F”)
Comment Letter dated October 13, 2023
File No. 001-34656

Dear Ms. Gowetski and Mr. Mew:

In response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 13, 2023 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comment from the Comment Letter is repeated below in bold, followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in FY 2022 20-F and the response letter dated August 28, 2023 (the “Previous Response”).

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 145

1.	We note your response to prior comment 2 that three directors of the Company and/or its consolidated foreign operating entities advised that they are CCP members and they act as the secretary in different primary-level party organizations of Huazhu group. Please clarify for us the directors to which you refer and specifically describe their roles and responsibilities within the different primary-level party organizations of the Huazhu group. In addition, please explain to us in detail how you considered their roles and responsibilities in your determination that they are not CCP officials.

The Company respectfully submits to the Staff that the three directors it referred to in its Previous Response are Yan Li, Junfen Lu and Chen Wang, all of whom are directors of the Company’s consolidated PRC subsidiaries (these subsidiaries in aggregate accounted for less than 1% of the Company’s consolidated total revenues for 2022 and less than 1% of the Company’s consolidated total assets as of December 31, 2022) and none of them holds a directorship in the Company. Each of them serves as the secretary in a primary-level party organization of Huazhu Group. Secretary is the organizer of a primary-level party organization. The primary responsibilities of these three directors as the secretaries of primary-level party organizations are to convey principles and decisions of the CCP within the enterprise and to organize primary-level party meetings. However, secretaries of primary-level party organizations, including these three directors of the consolidated PRC subsidiaries of the Company, are not entitled to make decisions in CCP affairs and are not required to report their work progress to the CCP.

As stated in the Previous Response, a primary-level party organization is the most elementary operating unit of the CCP party and each enterprise in China (including private enterprises) that has at least three CCP members within it should form a primary-level party organization. CCP primary-level organizations do not participate in the operation of enterprises and do not make business decisions, including in the aspects of business operation, shareholding structure, disposal of assets, human resources, financing activities. Given the above and based on the advice of Junhe LLP, the Company’s PRC counsel, the Company does not believe that any CCP member in primary-level organizations, including any secretary of primary-level party organizations, who does not assume any managerial position at the group level (like those three directors of the consolidated PRC subsidiaries of the Company) would be regarded as holding leadership position in an enterprise. Additionally, as the responsibilities of these three directors in primary-level party organizations do not involve decision making in CCP affairs as stated above, the Company does not believe that these directors would be regarded as holding leadership positions in the CCP. Therefore, the Company believes that such directors’ roles in primary-level party organizations of Huazhu Group and their responsibilities to such organizations would not give rise to the role of an “official of the CCP” as interpreted in the Previous Response.

If you have any questions regarding the FY 2022 20-F, please contact Ms. Jihong He, the Chief Financial Officer of H World Group Limited, by telephone at +65 8655-0278 or via e-mail at jihonghe@hworld.com.

Very truly yours,

By:	/s/ Jihong He
Name:	Jihong He
Title:	Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP